Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-4) and related Prospectus of Inergy, L.P. for the registration of Common Units representing limited partner interests and to the incorporation by reference therein of our reports dated November 30, 2009 with respect to (a) the consolidated financial statements and schedule of Inergy, L.P. and Subsidiaries and the effectiveness of internal control over financial reporting of Inergy, L.P. and Subsidiaries, and (b) the balance sheet of Inergy GP, LLC included in its Annual Report (Form 10-K) for the year ended September 30, 2009, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Kansas City Missouri

September 2, 2010